Exhibit 99.1

Sapiens Announces Enhancements to its Property and
Casualty Insurance Suite

Sapiens IDIT now includes productivity, regulatory and technology enhancements to provide increased efficiencies and an improved view of customers, agents and operations

Holon, Israel – September 13, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced the general availability of the Sapiens IDIT 14.1 policy administration suite (Sapiens IDIT) for property and casualty/general insurers worldwide.

Sapiens IDIT 14.1 features an enhanced workflow engine that utilizes internal, pre-integrated services. A consumer, agent or back-office user can now more easily comply with regulations requiring a signed customer document – for example, flagging and escalating a policy lacking a signature and automatically cancelling if a signature isn’t received within a defined period of time.

Elasticsearch, a distributed search engine that can perform structured and unstructured searches, is now included in Sapiens IDIT. The addition of Elasticsearch is expected to result in a faster and better experience for insurance personnel by shortening IT and business processes, and enabling insurers to quickly leverage valuable data across modules and processes for a 360-degree view of customers, agents and operations.

Other key additions to Sapiens IDIT include:

•	A pre-integrated, full digital suite with customer and agent portals, business intelligence and more
•	Embedded DevOps for higher quality QA and deployment
•	A managed services offering via the cloud
•	Improved support for group insurance to better serve employers and employees
•	A configurable, multi-level release process for payment orders
•	Extended support for late payment fees, including improved fee and interest calculations that help insurers more easily comply with relevant regulations
•	Enhanced regulatory support, including capabilities to assist European insurers in complying with the General Data Protection Regulation (GDPR)

“The enhanced Sapiens IDIT policy administration suite was designed to meet rapidly changing industry needs, provide insurers and their customers with an improved experience and improve operational efficiency,” said Lilia Vaserman, Sapiens’ senior vice president of product management, property and casualty division. “Sapiens IDIT’s pre-integration with the Sapiens Digital Suite will also help insurers achieve fast time to value when executing digital strategies.”

“Sapiens employees have once again demonstrated their unwavering commitment to continually strengthen one of our core offerings,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens IDIT 14.1 incorporates customer feedback and new features designed to take insurers, and ultimately their consumers, to new heights.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com